UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 805, Building 15, No. A1, Chaoqian Road

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release – China Liberal Education Holdings Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: February 17, 2023	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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